Exhibit 99.1

New Gold Announces Closing of $300 Million Revolving Credit Facility

(All figures are in US dollars unless otherwise indicated)

August 14, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) is pleased to announce that it has entered into a $300 million revolving credit facility with a syndicate of banks led by The Bank of Nova Scotia and RBC Capital Markets (the “Facility”). The Facility has a term of four years and replaces the company’s previous $150 million revolving credit facility. As the previous revolving credit facility was put in place in late 2010 and set to expire in December 2014, the Facility provides New Gold with additional financial flexibility and extends the term.

“The Facility further enhances our already strong financial position,” stated Brian Penny, Executive Vice President and Chief Financial Officer. “We are pleased to have put the new, larger Facility in place as it reflects our successful growth since 2010 and provides us with additional flexibility as we move forward.”

Consistent with the previous revolving credit facility, New Gold does not have any current plans to draw upon the Facility, however, the company has used a portion of the Facility to issue letters of credit primarily related to New Gold’s reclamation requirements at its operations and projects. When compared to the previous revolving credit facility, the key terms of the Facility, including standby fees, pricing and covenants, are more favourable to New Gold. The Facility also provides New Gold the option, subject to commitments, to draw an additional $50 million above and beyond the base $300 million.

The syndicate of banks includes the The Bank of Nova Scotia, Royal Bank of Canada, Canadian Imperial Bank of Commerce, JP Morgan Chase Bank, N.A., The Toronto Dominion Bank, Bank of America Merrill Lynch, Bank of Montreal and Export Development Canada.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com